ORRICK

04012140

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

January 5, 2004

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJH AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of December 19, 2003, enclosed please find an Initial Assessment of the 2003 Annual Result of FJH AG dated January 5 2004.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

JKG/dv
Enclosure

dlw 1/20

FJH AG: Initial assessment of the 2003 annual result

Shortly after the discontinuation of the investigations carried out by the Department of Public Prosecutions, the Executive Board of the consulting and software company FJH AG, listed in the TecDAX (ISIN DE0005130108), has provided an initial, preliminary assessment of the 2003 financial year. Following the first three successful quarters, the fourth quarter was characterised by special factors so that, on the whole, the annual net income is expected to amount to just under 8 million Euro.

The anonymous charge against responsible parties at FJH in October 2003 as well as various press articles published in this connection led to an apparent restraint in regard to the placement of new, or the extension of existing, orders. The discontinuation of the investigations just before Christmas had no effect on the fourth quarter any more. Around half of the loss of sales anticipated for the fourth quarter can be attributed to this fact. In addition, the insurance customers of FJH also faced considerable uncertainty in the fourth quarter as to the fiscal treatment of life assurances – the fiscal treatment of the companies as much as the tax privileges of different types of insurance. Therefore, the caution over longer-term investments described in the 9-month report continued unabated. Finally, the company saw a stabilisation in two difficult projects and thus a lasting safeguarding of long-term customer relations.

The Executive Board is confident that, in the course of 2004, the company will return to its usual earnings strength. Appropriate measures for an increase in sales and a cost reduction have already been taken.

FJH AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
81373 Munich
Telephone: +49 (0) 89 769 01 - 144
Fax: + 49 (0) 89 743 717 31
e-mail: thomas.meindl@fjh.com
Internet: www.fjh.com

Munich, 05/01/2004